FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, May 30, 2003

FAIRFAX ANNOUNCES U.S. PRIVATE DEBT ISSUE
BY CRUM & FORSTER HOLDINGS

Fairfax Financial Holdings Limited’s wholly-owned subsidiary Crum & Forster Holdings Corp., the holding company for the Crum & Forster group insurance subsidiaries, has priced an offering of US$300 million of 10.375% senior notes due June 15, 2013 at an issue price of 96.985. The notes are being sold on a private basis in the United States under Rule 144A of the U.S. Securities Act of 1933.

Net proceeds of the issue, after commissions and expenses of issue, will be approximately US$281 million. The proceeds will be subject to escrow for up to 90 days until we establish that Crum & Forster is permitted under our bank agreements to issue the notes. In the event that the offering is not permitted, Crum & Forster will be required to redeem the notes at par plus accrued interest. In the event that Crum & Forster is permitted to issue the notes, an amount equal to four interest payments on the notes will be placed in escrow. The net proceeds of the offering (less the escrowed amounts of approximately US$63.1 million) will be distributed to Fairfax for use in purchasing or repaying outstanding indebtedness or to invest in cash, short term investments or marketable securities.

The net proceeds of this offering and the previously announced initial public offering of Fairfax’s subsidiary Northbridge Financial Corporation will assist Fairfax in meeting its target of ending the year with $500 million of cash, short term investments and marketable securities at the holding company.

These notes have not been and will not be registered under U.S. securities laws and may not be offered or sold within the United States or to a U.S. person absent registration or an applicable exemption therefrom. This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Crum & Forster, based in Morristown, New Jersey, is a national underwriter of commercial property and casualty insurance products.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact:    Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946